United States securities and exchange commission logo





                             June 18, 2024

       Deanna White
       Chief Executive Officer
       Surf Air Mobility Inc.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: Surf Air Mobility
Inc.
                                                            Post Effective
Amendment No. 1
                                                            Filed June 4, 2024
                                                            File No. 333-274572

       Dear Deanna White:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 filed June 4, 2024

       Risk Factors, page 7

   1. We note you have incorporated your risk factor disclosure from your 2023 Form 10-K which includes a
general risk factor regarding compliance with the continued listing standards of the NYSE.
Please revise this section to address the risks associated with failing to meet the New
York Stock Exchange continued listing standards. To provide
                                                        context, discuss (i)
the May 20, 2024 notice from the NYSE stating that the Company is no longer in compliance
with the NYSE continued listing standards due to the fact that the
                                                        Company   s average
total market capitalization over a consecutive 30 trading-day period was less than $50
million and, at the same time, its stockholders    equity was less than $50
                                                        million and (ii) the
April 2, 2024 notice stating that the average closing price of the
                                                        Company   s common
stock was less than $1.00 over a consecutive 30 trading-day period and that failure to
regain compliance with these standards may result in the delisting of your securities.
 Deanna White
Surf Air Mobility Inc.
June 18, 2024
Page 2
Plan of Distribution, page 25

2. We note your disclosure on page 25 that your selling stockholders may sell their securities using various methods, including any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,
FirstName LastNameDeanna White
                                                            Division of
Corporation Finance
Comapany NameSurf Air Mobility Inc.
                                                            Office of Energy &
Transportation
June 18, 2024 Page 2
cc:       Peter Wardle
FirstName LastName